Jason Kent

+1 858 550 6044

jkent@cooley.com

June 24, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner

Vanessa Robertson

Jeffrey Gabor

Laura Crotty

Re:	Genelux Corporation

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted May 20, 2022

CIK No. 0001231457

Ladies and Gentlemen:

On behalf of Genelux Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 14, 2022 (the “Comment Letter”), relating to the above referenced confidential Amendment No. 2 to Draft Registration Statement on Form S-1. Concurrently with the submission of this response letter, the Company is filing a Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted May 20, 2022

Business

Ovarian Cancer Program, page 119

1.

We note your revised disclosure in response to previous comment 1 and reissue the comment. Please disclose the material assumptions underlying the projections presented in this section. For example, please disclose any material assumptions regarding your projected market share and the annual cost of Olvi-Vec treatment.

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the disclosure on pages 119 and 120 of the Registration Statement.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

June 24, 2022

Page Two

Business

License Agreement with Newsoara, page 136

2.

We refer to your disclosure that under the License Agreement with Newsoara BioPharma Co. Ltd., Newsoara is obligated to pay you royalties on net sales of the licensed products in the “mid-single-digit to mid-double-digit percentage range.” Please clarify the size of this royalty range within ten percentage points. Additionally, please disclose the length of the royalty term or terms under this agreement.

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the disclosure on page 136 of the Registration Statement.

Business

License Agreement with ELIAS, page 144

3.

We refer to your disclosure that under the License Agreement with ELIAS Animal Health LLC, ELIAS is obligated to pay you royalties in the “mid to single-digit percentage range” on net sales of the licensed products. Please clarify this royalty range within ten percentage points. Additionally, please disclose the length of the royalty term or terms under this agreement.

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the disclosure on page 144 of the Registration Statement.

Report of Independent Registered Accounting Firm, page F-2

4.	Please obtain a revised opinion from your independent accountant which includes the day of the month the opinion was signed, and include it in an amendment to your filing.

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the opinion on page F-2 of the Registration Statement.

Audited Financial Statements

Notes to the Financial Statements

Note 12 – License Agreements, page F-18

5.

We note that the Company has delayed recognition of the cash received under the contracts until all required performance obligations have been completed. Since the deferred revenue balance is classified as a current liability, please disclose, if true, that you expect to recognize the revenue over the next 12 months. Refer to ASC 606-10-50-13.

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the disclosure on page F-19 of the Registration Statement.

6.

For the agreement with ELIAS, your disclosure states that “the Company has performed an analysis of revenue recognition in accordance with guidance of ASC 606 and determined that since the Company did not complete obligation 3) above prior to December 31, 2021, that revenue recognition would be recognized at such time as the Company met that performance obligation.” However, for the ELIAS agreement there are only two performance obligations identified on page F-19. Please revise or clarify.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

June 24, 2022

Page Three

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the disclosure on page F-19 of the Registration Statement.

7.

Please revise your disclosure in the body of the prospectus to explain if there are any circumstances under the Newsoara License Agreement whereby the Company would be required to remit or repay the $9.9 million received that has been recorded as deferred revenue.

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the disclosure on pages 93 and F-43 of the Registration Statement.

Please contact me at (858) 550-6044 or Amy Hallman Rice at (858) 550-6046 with any questions or further comments regarding the Company’s response to the Staff’s Comments.

Sincerely,

/s/Jason Kent
Jason Kent
Cooley LLP

cc:	Thomas Zindrick, Genelux Corporation

Amy Hallman Rice, Cooley LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP

Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com